JBS S.A. has made available on its website the following materials with information about its corporate restructuring and dual listing. A registration statement on Form F-4 with respect to the transaction described has been filed with the U.S. Securities and Exchange Commission (File Number 333-273211) and declared effective.

Exhibit 99.1

Frequently Asked Question – FAQ

Dual Listing

Summary

General	3

What is Dual Listing?	3

What is the objective of Dual Listing?	3

Will JBS close factories in Brazil?	3

Will there be changes to JBS’s corporate structure?	4

Why the Netherlands?	4

Why did JBS choose to have its shares listed on the NYSE?	4

What are the main dates for the Dual Listing?	5

How will the Dual Listing be implemented if approved?	5

What are my options?	6

What are the main indices that JBS N.V. may join after leaving the Ibov index?	6

What is the exchange ratio for JBS S.A. shareholders?	6

What is the exchange ratio for holders of ADSs of JBS S.A.?	7

I don’t have 2 or more shares or a position that corresponds to a multiple of 2 shares. What will happen?	7

After the EGM, if approved by the shareholders, will the Dual Listing be concluded?	7

When is the Dual Listing expected to be concluded?	7

What is the corporate structure after the conclusion of the Dual Listing?	7

What will be the tickers traded when the operation is concluded?	9

Until when will JBS S.A. shares be traded on B3?	9

When will the BDRs be traded on B3?	10

Will the JBS S.A. ADS Depositary Bank suspend the issuance and cancellation of JBS S.A. ADSs in connection with the Dual Listing?	10

What are BDRs?	10

How do BDRs trade?	10

Do BDRs pay dividends?	10

What are my rights as a BDR holder?	10

When will I see the BDRs in my portfolio?	11

Can I have both BDRs and Class A Shares at the same time?	11

Must I take any action to receive the BDRs or Class A Shares to which I am entitled in connection with the Dual Listing?	11

Can I migrate directly to Class A Shares without going through BDRs?	11

Can I choose to receive cash instead of BDRs or Class A Shares of JBS N.V.?	12

May I continue to be a JBS S.A. Shareholder or JBS S.A. ADS Holder?	12

Will there be income tax implications in the Dual Listing for holders of common shares and ADSs?	12

What is the deadline for converting BDRs into Class A Shares?	13

How can I trade with Class A Shares?	13

From when I can trade Class A Shares directly on the NYSE?	13

Questions about the EGM convened for May 23, 2025, to deliberate on the Dual Listing	13

What is the EGM being called for?	13

When and where will the EGM be held?	14

When and where will the EGM be held?	14

Who can participate in the EGM?	14

How to participate in the EGM?	14

Who can vote in the EGM?	16

What is the minimum vote required to approve the Dual Listing? Will the direct controlling shareholders of JBS S.A. vote at the EGM?	16

What corporate approvals are needed for the Dual Listing?	17

What happens if I do not participate in the EGM?	17

What happens if the Proposed Transaction is not approved at the EGM?	17

As a JBS S.A. ADS Holder, may I change my voting instructions after delivering my voting instruction or withdraw my voting instruction?	17

Does the JBS S.A. Board of Directors recommend the Dual Listing?	18

Will I have to pay any brokerage commission for the implementation of the Dual Listing?	18

Is there a Right of Withdrawal (direito de recesso)?	18

Which communication channels are available to shareholders?	18

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General

What is a dual listing?

A dual listing occurs when a company’s shares are traded on more than one stock exchange. This process is enabled by using depositary receipts (DRs), which are instruments representing an equity stake in the company. For instance, a company may have its shares listed on both the Brazilian stock exchange B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the New York Stock Exchange (“NYSE”), as is the case with the proposal presented by JBS.

For an investor, a dual listing offers more opportunities to buy or sell the company’s shares since they are available for trading on multiple exchanges across different markets and jurisdictions. Additionally, it provides the chance to invest—from one’s own country—in shares of companies traded on international stock exchanges, without facing the challenges of investing directly in foreign markets.

What is the objective of the Dual Listing?

The objective of the transaction is to promote the dual listing of JBS on the NYSE and B3. Thus, the share base of JBS S.A. (“the Company”), whose shares are currently traded on B3 (Novo Mercado segment) and ADSs are traded over-the-counter (OTC), will be migrated to JBS N.V., a company incorporated in the Netherlands whose Class A Shares will be listed on the NYSE, along with Brazilian Depositary Receipts Level II (“BDRs”) that will be listed on the B3 (the “Dual Listing”).

With the Dual Listing, we seek a corporate structure that will allow us to better reflect our global presence and diversified international operations, as well as implement our growth strategy, which we expect will enable us to improve our ratings indices and maximize shareholder value. As an NYSE-listed company, we expect to improve our access to funding sources and enhance our ability to raise financing to support our operations and fund growth, as well as lower our cost of capital.

The proposal for the Dual Listing is part of JBS’s expansion strategy.

Will JBS close factories in Brazil?

No. The current operational structure of JBS will be maintained in the locations where it operates. In other words, the operational assets, employees, financial flows, and logistical chains will remain exactly as they are currently. JBS is already a global Brazilian food company with operations spread across all continents. There are 157 thousand employees in Brazil, almost 60% of its global workforce, across more the various company units’ production spread over more than 100 cities in all regions of the country. The Dual Listing proposal foresees that the JBS group will remain listed in Brazil via BDRs on B3. JBS’s global CEO, Gilberto Tomazoni, will continue leading the Company’s operations from the JBS office in São Paulo, and the global CFO, Guilherme Cavalcanti, will also keep working from the JBS office in São Paulo.

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Will there be changes to JBS’s corporate structure?

No. The proposed operation will not result in a reduction of the economic participation of shareholders in the Company’s share capital. Should the proposal be approved, both controlling, and minority shareholders will hold shares of JBS N.V., a company based in the Netherlands. According to the terms of the transaction, JBS N.V. will have JBS Participações Societárias S.A. as its wholly owned subsidiary, which in turn will hold all of the shares of JBS S.A.

JBS N.V. will be registered as a foreign issuer with the CVM to list Level II BDRs on B3, backed by the Class A Shares listed on the NYSE. The registration processes for JBS N.V. as a foreign issuer and for the Level II BDR program with the CVM and B3 are currently underway and will be completed as a condition for the implementation of the transaction. JBS N.V. is also currently a reporting company in the United States.

Why the Netherlands?

When choosing the Netherlands, management took into account the country’s strategic geographic and logistical position for JBS Group’s global operations, as well as the Group’s over twenty years of experience in the trade of poultry and pork from Brazil, the United States, and Mexico.

In addition, the Netherlands offers, among other things, (1) political and financial stability, strong tax policy and currency, offers a well-developed legal regime and established infrastructure that is well suited to facilitate our business operations; (2) a tailor-made corporate structure that fully aligns with our ownership structure while ensuring due observance of stakeholder interests, and; (3) a strong bilateral investment and tax treaty network and has historically been an important hub for international companies. ally, the annual cost of maintaining a listed Dutch vehicle is lower compared to other well-established jurisdictions.

Why did JBS choose to have its shares listed on the NYSE?

NYSE is the oldest and most important stock exchange in the United States, and it is the world’s largest stock exchange by market capitalization of listed companies, recognized globally. It lists the most important companies from both the United States and around the world.

The NYSE has a global scale and influence, deep expertise in financial products and investments, and continuously invests in data technologies that facilitate the smooth operation of market transactions.

By having our shares listed on the NYSE, we aim to become eligible to participate in some of the main stock indexes, such as the Russell 3000 and the Russell 1000, attracting investors who are dedicated to investing according to these indexes. Moreover, currently, the main comparable companies are listed on the NYSE, and when we analyze the investor base of comparable companies listed in North America, we notice that these investors have a much greater investment capacity compared to those investing in comparable companies in Brazil.

We will maintain our shares listed on B3 through BDRs to not only encourage the development of the Brazilian capital market but also to allow all Brazilian investors the option to participate in JBS’s growth through B3.

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What are the main dates for the Dual Listing?

Tentative dates[1]	Event

May 23, 2025

•  The Proposed Transaction is approved by shareholders at the Extraordinary General Meeting of JBS S.A. (“EGM”)

•  All JBS S.A. shareholders as of the date of the EGM and ADS Holders as of a record date set by the JBS S.A. ADS Depositary Bank (which may be the date of the EGM of a later date) will be entitled to receive the Cash Dividend, that will be paid following the approval, at a date to be disclosed to the market in due course

Jun 5, 2025

•  Suspension of Issuance and Cancellations of JBS S.A. ADSs: Beginning on this date, you will not be able to surrender your JBS S.A. ADSs for delivery of JBS S.A. Common Shares or deposit your JBS S.A. Common Shares for delivery of JBS S.A. ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your JBS S.A. ADSs.

Jun 6, 2025	• Dual Listing – Second Step: Closing Date (Merger of Shares and Redemption)

Jun 9, 2025	• First day of trading of JBS N.V. BDRs on the B3 (Conversion Record Date)

Jun 10, 2025	• First day holders of JBS N.V. BDRs can request cancellation of JBS N.V. BDRs

Jun 11, 2025

•  ADS Exchange Date: ADS Depositary Bank receives the JBS N.V. Class A Common Shares pursuant to the cancellation of the JBS N.V. ADS Depositary Bank will initiate the exchange of existing JBS S.A. ADSs for JBS N.V. Class A Common Shares.

Jun 12, 2025	• First day of trading of JBS N.V. Class A Common Shares on the NYSE • Beginning of Class A Conversion Period

Dec 31, 2026	• End of Class A Conversion Period

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All dates above are estimates and reflect JBS’s best understanding as of this date, although they are subject to change due to events beyond JBS’s control. JBS will keep the market informed about the steps regarding the Dual Listing.

How will the Dual Listing be implemented if approved?

The Dual Listing will be carried out by means of the incorporation by JBS Participações Societárias S.A. (“JBS Participações”) of all the issued shares of JBS S.A. not held by JBS Participações on the date of its consummation (“Merger of Shares”) with the counterparty being the delivery to the shareholders of JBS S.A. (except JBS Participações), on the closing date of the transaction, of one (01) mandatorily redeemable preferred share issued by JBS Participações (“Redeemable Preferred Shares”) for every two (02) shares of JBS S.A., which will be immediately redeemed by the issuance of one (01) BDR for each Redeemable Preferred Shares, backed by one (01) Class A Share issued by JBS N.V.

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Also, at the Company’s Extraordinary General Meeting, convened for May 23, 2025, to deliberate on the Dual Listing (“EGM”), there will be a resolution to declare dividends in favor of all holders of the Company’s shares on the date of the EGM, in the amount of R$1.00 (one real) per share, totaling R$2,218,116,370.00 (“Dividends”). The resolution on the Dividends will be conditioned upon the approval of the Merger of Shares at the EGM. The Dividends will be paid on a date to be announced by the Company’s management. The Dividends declared to JBS Participações on the date of the EGM will be fully passed on to the Controlling Shareholders.

What are my options?

Through the implementation of the Dual Listing, each shareholder of JBS S.A. will receive 1 (one) BDR representing a Class A Share for every 2 (two) common shares of JBS S.A., and each JBS S.A. shareholder holding ADSs representing the common shares of the Company (“ADSs”) will receive one Class A Share for each ADS.

Additionally, subject to the same approvals, JBS S.A. shareholders will receive a Dividend, estimated under current market conditions, in the amount of R$1.00 per common share. The dividends will be paid to all JBS S.A. shareholders if the proposal is approved and may serve as a source of funds necessary to pay any taxes that may be due by the shareholders as a result of the Dual Listing.

There will be no fractional distribution of BDRs to JBS S.A. shareholders. Any fractions of BDRs of JBS N.V. that are attributed to JBS S.A. shareholders after the transaction (that is, arising from holding an odd number of JBS S.A. shares on the date of implementing the Dual Listing) will be grouped with other fractions and sold in an auction on B3 following the implementation of the Dual Listing, in accordance with the applicable procedure. The proceeds from this sale will be attributed and paid pro-rata to the shareholders according to the respective fractions of BDRs.

After the conclusion of the transaction, a period will be opened during which Eligible Shareholders of Class A Shares may request the conversion of the shares they received in connection with the Dual Listing, subject to certain quantitative limits aimed at preserving a minimum percentage of Class A Shares in circulation in the market, into Class B Shares of JBS N.V., which are not being or will not be traded on an organized market, subject to the applicable procedures. “Eligible Shareholders” are former JBS S.A. shareholders and ADS holders who received JBS N.V. BDRs or Class A Shares, as the case may be, in connection with the Dual Listing. Shareholders who purchase BDRs or Class A Shares in the open market after the first day of trading of the BDRs or the Class A Shares on B3 and NYSE, respectively, will not be able to convert their Class A Shares into Class B Shares.

What are the main indices that JBS N.V. may join after leaving the Ibov index?

After the conclusion of the transaction, JBS N.V. aims to be able to join the major American indices such as the Russell 3000, MSCI, and the S&P 1500.

What is the exchange ratio for JBS S.A. shareholders?

The exchange ratio will be 2:1, meaning that every 2 (two) common shares of JBS S.A. will be converted into 1 (one) BDR, which will correspond to 1 (one) Class A Share. JBS S.A. shareholders will maintain the same economic participation in the total capital of JBS N.V. as that held in JBS S.A. on the last trading day of JBS S.A. shares on B3 (“Last Trading Day”), namely on June 6, 2025, with the exception of the effects of the sale of fractional BDRs resulting from the Dual Listing and the issuance and/or transfer of Class A Shares to certain members of the senior management of JBS N.V. as a performance bonus for the successful conclusion of the Dual Listing.

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What is the exchange ratio for holders of ADSs of JBS S.A.?

Considering that each ADS corresponds to 2 (two) common shares of the Company, for ADS holders the exchange ratio will be 1:1, meaning that each ADS will be converted into one Class A Share.

I don’t have 2 or more shares or a position that corresponds to a multiple of 2 shares. What will happen?

In this case, the shares corresponding to the portion that does not represent a multiple of 2 shares will be determined. Those shares will be converted into fractions of BDRs, which will, after the conclusion of the Dual Listing, be aggregated into whole BDRs and sold in an auction on B3, with the proceeds from this sale being allocated and paid on a pro-rata basis to the shareholders according to their respective BDR fractions.

After the EGM, if approved by the shareholders, will the Dual Listing be concluded?

Not immediately. The conclusion of the transaction is subject to the fulfillment of the following steps:

•	JBS N.V. Class A Common Shares shall be approved for listing on the NYSE; and

•	BS N.V. BDRs shall be approved by the CVM and for listing on B3.

Both processes are currently underway with the respective authorities.

When is the Dual Listing expected to be concluded?

Although it is not possible to guarantee, as it depends on issues beyond the Company’s control, we expect the Dual Listing to be implemented on June 6, 2025, which will be the last trading day for JBS S.A. shares on B3. Starting on June 9, 2025, JBS N.V.’s BDRs will begin trading on B3, and from June 12, 2025, the Class A Shares will start trading on the NYSE.

What is the corporate structure after the conclusion of the Dual Listing?

The capital structure of JBS N.V. after the implementation of the Dual Listing will be composed of 3 (three) classes of shares, namely:

(a) Class A Shares, which will be admitted to trading on a U.S. securities exchange and will confer the right to one vote per share at the JBS N.V. shareholders’ meetings;

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(b) Class B Shares, which will not be admitted to trading on a U.S. securities exchange or any other organized market, will confer ten votes per share at the JBS N.V. shareholders’ meetings, and will be convertible into Class A Shares; and

(c) Conversion Shares1, which will not be admitted to trading on a U.S. securities exchange or any other organized market, whose sole purpose is to enable, in accordance with Dutch law, the conversion of Class B Shares into Class A Shares.

Class A Shares and Class B Shares will have the same economic rights.

Immediately after the completion of the Dual Listing, the corporate structure of JBS N.V. will be as follows:

This structure will allow JBS greater flexibility in issuing shares to finance growth opportunities and the Company’s deleveraging. Studies conducted by the Company estimate that this operation has the potential to generate funds through a share offering that could be used to finance new acquisitions and greenfield investments in our operations.

During a period ending on December 31, 2026, Eligible Shareholders holding Class A Shares will be allowed to convert the shares they received in connection with the Dual Listing into Class B Shares, subject to certain quantitative limits aimed at preserving a minimum percentage of Class A Shares in circulation in the market. “Eligible Shareholders” are former JBS S.A. shareholders and ADS holders who received JBS N.V. BDRs or Class A Shares, as the case may be, in connection with the Dual Listing. Shareholders who purchase BDRs or Class A Shares in the open market after the first day of trading of the BDRs or the Class A Shares on B3 and NYSE, respectively, will not be able to convert their Class A Shares into Class B Shares.

[1]

The Conversion Shares are shares without rights to dividends and are solely required to enable the conversion of Class B Shares into Class A Shares without that conversion resulting in a reduction of JBS N.V.’s capital, since these two classes of shares (A and B) have different nominal values. Immediately after the conversion of any Class B Shares into Class A Shares, the corresponding Conversion Shares will be mandatorily acquired by JBS N.V., without any payment.

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What will be the tickers traded when the operation is concluded?

Class A Shares on NYSE: JBS

BDRs on B3: JBSS32

Until when will JBS S.A. shares be traded on B3?

According to the company’s best estimate, it is expected that the Last Trading Day will be June 6, 2025.

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When will the BDRs be traded on B3?

The first trading day for the BDRs will necessarily be the next business day after the Last Trading Day. According to the company’s best estimate, it is expected that the first trading day for the BDRs will be June 9, 2025.

Will the JBS S.A. ADS Depositary Bank suspend the issuance and cancellation of JBS S.A. ADSs in connection with the Dual Listing?

Yes. The JBS S.A. ADS Depositary Bank will suspend the issuance and cancellation of JBS S.A. ADSs beginning on or about June 5, 2025, which will be prior to the Last Trading Day. This means that beginning on this date, you will not be able to surrender your JBS S.A. ADSs for delivery of JBS S.A. Common Shares or deposit your JBS S.A. Common Shares for delivery of JBS S.A. ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your JBS S.A. ADSs.

What are BDRs?

They are securities issued and traded in Brazil that correspond to depositary receipts of another security that is held in custody and traded abroad.

Click here to learn more.

How do BDRs trade?

JBS’s BDRs will be traded on the B3 Stock Exchange, in a manner similar to the trading of stocks.

Do BDRs pay dividends?

BDRs are depositary receipts traded on B3 that are backed by Class A Shares. Thus, any dividends and profit distributions made by JBS N.V. and allocated to the Class A Shares are owed to the BDR holders.

In the case of JBS’s BDR program, whenever the BDR Custodian Bank receives dividends or other cash proceeds attributable to the BDRs from JBS N.V., Bradesco—through a currency exchange contract—will convert these amounts into Brazilian Reais and distribute the net amount to the respective BDR holders. However, if JBS N.V. or the BDR Custodian Bank are required to withhold any amounts due to taxes or fees, the amount to be distributed to the BDR holder will be reduced by these amounts. No interest or any other remuneration will be due to the BDR holders for the period between the date on which dividends and other cash distributions are paid by JBS N.V. abroad and the date on which the funds are credited to the BDR holders in Brazil. JBS N.V. intends to simultaneously disclose the information on the payment of dividends and other cash distributions both abroad and in Brazil.

What are my rights as a BDR holder?

Click here and learn more.

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When will I see the BDRs in my portfolio?

According to the intended schedule for the Dual Listing, the estimated date for the allocation of the BDRs to JBS S.A. shareholders will be from June 9, 2025, which will be the first trading day for the BDRs on B3. However, the BDRs will be delivered into each shareholder’s custody on June 10, 2025, after which holders will have the option to request their cancellation to receive Class A Shares directly in the United States, if they wish.

Can I have both BDRs and Class A Shares at the same time?

Yes. Both the BDRs and the Class A Shares will be freely tradable on their respective markets, B3 and the NYSE, subject to the regulatory and legal requirements in each jurisdiction applicable to the ownership of these securities.

Must I take any action to receive the BDRs or Class A Shares to which I am entitled in connection with the Dual Listing?

If you hold JBS S.A. common shares on the Last Trading Day, which is expected to take place on June 6, 2025, you will not need to take any action to receive the JBS N.V. BDRs in connection with the Dual Listing. These are expected to be credited to your account on June 9, 2025, allowing their trading, and then delivered on June 10, 2025.

If you are an ADS holder, you may be required to take certain steps to receive the Class A Shares upon the implementation of the Dual Listing:

•	If you hold ADSs in a securities account through a broker or another intermediary that is a DTC participant (a “DTC Participant”), no action will be required.

•	If you hold the ADSs in your own name and not through a bank or brokerage, in uncertified form, no action will be required.

•	If you are a registered holder of JBS S.A. ADSs in certified form, the ADS Depositary Bank will send you a letter and a closing notice, and your ADSs will be replaced by Class A Shares as soon as the ADS Depositary Bank receives the signed letter, along with the ADS certificate.

•	If you are a registered holder of the ADSs, whether in uncertified or certified form, the Class A Shares to which you are entitled will be registered in your name via a book-entry registration in the share register of JBS N.V.

Can I migrate directly to Class A Shares without going through BDRs?

No, unless you are an ADS holder. Holders of JBS S.A. shares on the Last Trading Day will receive JBS N.V. BDRs upon the implementation of the Dual Listing. However, a holder of JBS N.V. BDRs who wishes to receive JBS N.V. Class A Shares may request a total or partial cancellation of their BDRs starting on the second business day following the Last Trading Day, which is when the BDRs will be credited to their account.

Additionally, you will always be able to trade Class A Shares directly, provided that your brokerage offers investment services on the NYSE and that you meet any requirements imposed for this purpose.

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If you are an ADS holder, you will never hold BDRs and will receive Class A Shares directly from the ADS Depositary Bank.

Can I choose to receive cash instead of BDRs or Class A Shares of JBS N.V.?

There is no option to receive cash in the Dual Listing as a substitute for BDRs or Class A Shares (in the case of ADS holders). If you do not want to receive BDRs or Class A Shares (in the case of ADS holders) upon the implementation of the Dual Listing, you must sell your JBS S.A. shares or ADSs before the Last Trading Day. Alternatively, after the Last Trading Day, you have the option to: (1) sell the BDRs on B3; or (2) trade the Class A Shares on the NYSE (having first canceling the corresponding BDRs, if needed).

May I continue to be a JBS S.A. Shareholder or JBS S.A. ADS Holder?

After the conclusion of the Dual Listing, JBS S.A. shares will no longer be listed on B3 or any other exchange, and the JBS S.A. ADS program will be terminated. Thus, you will no longer be a direct shareholder of JBS S.A. nor an ADS holder, but you will remain an indirect shareholder of JBS S.A. through holding shares issued by JBS B.V.

Will there be income tax implications in the Dual Listing for holders of common shares and ADSs?

The Merger of Shares (incorporação de ações) may trigger the recognition of capital gain subject to taxation in Brazil. The tax rates applicable to these gains would depend on the type, domicile, and regime of the corresponding holder.

For non-resident shareholders of JBS S.A. (“Non-Resident Shareholders”), due to the tax responsibility of JBS Participações, income tax withholding (“IRRF”) may be applied to any eventual capital gain recognized in the Merger of Shares (incorporação de ações), in accordance with the applicable legal and regulatory norms, as described below.

The capital gain for the respective Non-Resident Investor, if any, will correspond to the positive difference, if any, between (i) the value assigned to the Company’s shares in the context of the Share Incorporation, namely R$ 20.19; and (ii) the acquisition cost of the Company’s shares, calculated individually by the Non-Resident Shareholders.

Any IRRF that may eventually be withheld and collected by JBS Participações will be deducted from the amount due to the Non-Resident Shareholders as dividends to be deliberated at the EGM. However, it is the responsibility of each shareholder to provide information regarding the amounts corresponding to the acquisition cost of the Company’s shares held by them.

Also, The Merger of Shares and Redemption together generally are expected to be treated as a taxable transaction for U.S. federal income tax purposes. However, you should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

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What is the deadline for converting BDRs into Class A Shares?

From the date on which the BDRs resulting from the implementation of the Dual Listing are credited to the shareholders—which is estimated to occur on June 10, 2025—the shareholder may, at any time, proceed with the cancellation of the BDRs and receive the corresponding Class A Shares, by requesting the cancellation of the BDRs with the BDR Depositary Bank.

For this, the conversion must be requested by instructing the shareholder’s broker, who will forward the request to Banco Bradesco S.A., the entity responsible for the JBS N.V. BDR program. In order for the conversion to be carried out, it is essential that the shareholder holds an active account at a U.S. brokerage firm, which will be the destination for the Class A Shares corresponding to the BDRs. The stipulated timeframe for the cancellation of the BDRs and delivery of the shares is D+1, though it may be expedited under certain conditions of the process.

Some important information about converting BDRs

•	The shareholder must have an active account at a foreign broker, properly prepared to receive the assets;

•	The information provided by the shareholder must be correct and confirmed by them, as incorrect details may prevent the receipt of the shares in the destination brokerage; and

•	The responsibility for the information regarding the foreign brokerage that will receive the assets rests entirely with the client providing these data.

How can I trade with Class A Shares?

To trade with Class A Shares, you simply need to have an account with a broker that offers investments on the NYSE and meets the necessary requirements.

From when I can trade Class A Shares directly on the NYSE?

According to the planned Dual Listing schedule, the estimated date on which Class A Shares will begin trading on the NYSE is June 12, 2025.

Questions about the EGM convened for May 23, 2025, to deliberate on the Dual Listing

What is the EGM being called for?

The EGM is a necessary step required by law for the approval of the Dual Listing by JBS S.A. shareholders. Under Brazilian law, the incorporation of JBS S.A. shares by JBS Participações must be reviewed and approved by the shareholders of both companies. Additionally, due to JBS N.V.’s legal inability to be admitted to the “Novo Mercado” segment of B3, this matter must be approved at the EGM by the majority of the circulating JBS S.A. shares (“Outstanding Shares”).

Given that (i) the non-listing of JBS N.V. in the “Novo Mercado” segment of B3 must be approved by the majority of the Outstanding Shares present at the EGM, (ii) the legal or regulatory quorum for the approval of the different matters to be deliberated at the EGM varies, and (iii) all matters subject to vote at the EGM are interdependent and interconnected—so that if one matter is not approved, the others will also be rejected—the approval of all matters on the ballot at the EGM will likewise require the affirmative vote of the majority of the Outstanding Shares present.

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When and where will the EGM be held?

The EGM will take place on first call on May 23 at 10:00 a.m. (São Paulo time), at the headquarters of JBS S.A. in the city of São Paulo, located at Avenida Marginal Direita do Tietê, 500, Block II, ground floor auditorium, ZIP code 05118-100. Shareholders may also participate in the EGM by submitting the remote voting form provided by the Company within the deadlines indicated in the notice documents.

What is the quorum for installation of the EGM?

The EGM will be installed on first call if the attended by shareholders representing collectively 1/4 of the outstanding share capital of JBS S.A. (including JBS S.A. shares represented by ADSs). If this quorum is not met on the first call, the EGM will be reconvened to a date and time at least eight calendar days after date and time scheduled for EGM on first call. The EGM may be installed on second call with any percentage of holders present at the meeting following the second call.

Although JBS S.A.’s direct controlling shareholders will be counted for quorum purposes to install the EGM, and their shares will be sufficient to establish a quorum, the EGM will not be held if no non-controlling shareholders participate because the Dual Listing cannot be approved without participation by non-controlling shareholders.

Who can participate in the EGM?

All holders of JBS S.A. shares, provided they present the necessary documentation (representation documents). In addition to the possibility of attending the EGM in person, shareholders may also participate by submitting the Remote Voting Form. The documents and instructions for participating in the EGM—either in person or by submitting the Remote Voting Form—are detailed in the EGM notice documents.

Holders of ADSs as of April 24, 2025 (“ADS Voting Record Date”) will not be able to participate directly in the EGM but will have the right to instruct the ADS Depositary Bank on their vote by submitting their own documents.

How to participate in the EGM?

In-Person Participation

To participate in the EGM in person, either directly or through legal representatives or proxies, shareholders must send the following documents to the Company: (i) a valid identification document of the shareholder or their representative; (ii) documents proving the powers of the representative of the corporate shareholder or of its manager or administrator, in the case of investment funds; and (iii) a proxy appointment, duly regularized in accordance with the law, in the event of representation of the shareholder.

Shareholders are requested to send the Representation Documents (a) through the digital platform “Atlas AGM” through the electronic address http://atlasagm.com; or (b) by email at ri@jbs.com.br, preferably, at least seventy-two (72) hours in advance of the EGM. Please note that shareholders who appear at the EGM in person may participate therein and vote if they are in possession of the required Representation Documents, even if they failed to send them to the Company in advance.

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Remote Participation

Without prejudice to the possibility of participating in the EGM in person, shareholders may also participate in the EGM remotely by sending voting instructions: (i) to their respective custody agents; (ii) to the bookkeeper of the shares of the Company; (iii) to the central depository where the Company’s shares are deposited, through the electronic system made available by B3, through the Investor Area (available in https://www.investidor.b3.com.br/), in the “Services” section, by clicking on “Open Meetings”); or (iv) directly to JBS S.A. (a) through the registration of remote voting guidelines directly on the Digital Platform; or (b) by sending the completed Remote Voting Form to the following address: Avenida Marginal Direita do Tietê, n. 500, Block II, 3rd floor, Vila Jaguara, ZIP code 05.118-100, São Paulo/SP, Brazil, or in digitized copies, to the address ri@jbs.com.br; please note that such instructions must be received by those indicated in items (i), (ii), (iii) and (iv) in at least four (4) days before the EGM (until May 19, 2025).

The submission of the Voting Form to the custodian, bookkeeper or central depositary must comply with the applicable rules and procedures indicated by such service providers, while remote voting forms sent directly to the Company must be accompanied by the Representation Documents indicated above.

In order to facilitate shareholder participation, JBS S.A. will accept power of attorney instruments, Voting Forms, and other Representation Documents via e-mail without the need for notarization, legalization, and/or apostille. However, powers of attorney executed in a foreign language must be translated into Portuguese before being forwarded to the Company.

Instructions for registration on the Platform for Submission of the Remote Voting Form and Optional Registration of Documents

To register voting guidelines or previously send the Documents through the Digital Platform, Shareholders must access the https://atlasagm.com link or the “Atlas AGM” app, available free of charge on the Apple Store and Google Play Store. If it is the first access to the platform, the shareholder must click on the “Create your account” option and follow the instructions provided by the platform to register or even register a representative. If the shareholder has already accessed the “Atlas AGM” platform, he must enter the same e-mail and password already registered.

Once the account has been created, shareholders must select the JBS Annual Shareholders’ Meeting in the “Meetings” menu and upload the Documents.

In case of registration approval, shareholders and attorneys-in-fact will receive an email informing them that the status of their registration is approved. In case of rejection, they will receive an email informing them that the status of their application has not been approved. To regularize the registration, it will be necessary to access the platform and check the pending issues.

Shareholder representatives must register on the platform and associate the represented shareholders to their profile, clicking on the initials of their name. On the user’s profile screen, it will be necessary to select the option “Register Representation” and associate the CNPJs of the shareholders they represent, sending the necessary documentation to each shareholder represented.

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To fill out the Remote Voting Form with the voting guidelines, the shareholder must access the menu “Indicate votes/Declare votes”, filling in their votes for each matter and selecting the signature of the Remote Voting Form at the end.

The documents and information mentioned are available to the shareholders at the Company’s principal place of business, on the Company’s Investor Relations website (www.jbs.com.br/ri), and on the websites of B3 S.A. Brasil, Bolsa, Balcão (www.b3.com.br) and of the CVM (www.gov.br/cvm).

Who can vote in the EGM?

All holders of JBS S.A. shares will be entitled to vote on the day of the EGM. For the purposes of the EGM, the verification of shareholder status will be based on the ownership records already maintained by the Company, provided by the agent responsible for the registration of its shares.

Holders of ADSs on the ADS Voting Record Date will not be able to vote directly at the EGM, but they will have the right to instruct the ADS Depositary Bank to vote. This means that those who become ADS holders after the ADS Voting Record Date, which will be prior to the EGM, will not have the right to submit voting instructions to the ADS Depositary Bank for the EGM.

ADS holders must submit their voting instructions to the ADS Depositary Bank by 12 p.m. New York time on May 20, 2025. ADS holders may also request the cancellation of their ADSs within the appropriate deadlines to vote directly at the EGM, upon receipt of the corresponding JBS S.A. shares before the date of the AGE

What is the minimum vote required to approve the Dual Listing? Will the direct controlling shareholders of JBS S.A. vote at the EGM?

Although the approval quorum varies depending on the different items on the EGM, since all resolutions at the EGM are interdependent—if one of them is not approved, the others will also be rejected.

The approval quorums at the EGM are as follows:

•	Merger of Shares and ancillary matters: Requires the affirmative vote of the majority (at least 50% plus one share) of the total shares of JBS S.A. (including common shares represented by ADSs) (or “absolute majority,” for the purposes of Brazilian corporate legislation);

•	Dividend: Requires the affirmative vote of the majority (at least 50% plus one share) of the JBS S.A. shares (including common shares represented by ADSs) present at the EGM;

•	Non-Listing of JBS N.V. on Novo Mercado: Requires the affirmative vote of the majority (at least 50% plus one share) of the Circulating Shares (including those represented by ADSs) present at the EGM. In this way, the controlling shareholders of JBS S.A. will not have the right to vote on this matter.

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JBS S.A.’s direct controlling shareholders, who held 48.34% of the JBS S.A. shares as of March 31, 2025, will be counted for quorum purposes to install the EGM. However, the controlling shareholders will only vote in favor of the Merger of Shares and ancillary matters if at least a majority (50% plus one share) of the Outstanding Shares present at the EGM also vote in favor of those matters—and only if the controlling shareholders’ votes are necessary to reach the legal quorum. Otherwise, the controlling shareholders will abstain from voting.

Furthermore, the Company was informed by its shareholders J&F and BNDES PARTICIPAÇÕES S.A. – BNDESPar (“BNDESPar”) that on March 14, 2025, J&F and BNDESPar entered an instrument (“Agreement”), and due to the celebration of that Agreement, BNDESPar will abstain from exercising its voting rights at the EGM. In this regard, BNDESPar will not be included in the calculation of the Outstanding Shares present at the EGM, and consequently, it will be up to the other shareholders holding Outstanding Shares present at the EGM to decide on the approval or rejection of the Dual Listing.

What corporate approvals are needed for the Dual Listing?

The Merger of Shares and the Dividend are subject to the approval of JBS S.A. shareholders at the EGM. On April 22, 2025, the Board of Directors of JBS S.A. approved the convening of the General Meeting that will decide on the Dual Listing and recommended its approval, as did the Fiscal Council of JBS S.A., which met on the same date.

What happens if I do not participate in the EGM?

It is very important for shareholders to participate in the EGM. However, if you are unable or choose not to participate and the Dual Listing is approved and executed, you will receive the same treatment as the other shareholders who do participate and vote. If the proposal is not approved at the EGM, shareholders will continue to hold their shares and ADSs of JBS S.A.

What happens if the Proposed Transaction is not approved at the EGM?

If the Proposed Transaction is not approved at the EGM, the Dual Listing will not become effective. In this case:

•	JBS S.A. shares will remain listed on B3 and ADSs will continue to trade on the OTC market.

•	The Company’s shareholders will retain their JBS S.A. shares and/or ADSs.

•	JBS N.V. will not have its Class A Shares listed on the NYSE, nor its BDRs listed on B3.

•	Shareholders will not receive the proposed Dividend in the Dual Listing.

As a JBS S.A. ADS Holder, may I change my voting instructions after delivering my voting instruction or withdraw my voting instruction?

Yes. As a ADS Holder, you may change your voting instructions by sending a superseding voting instruction card to the JBS S.A. ADS Depositary Bank or by giving a superseding voting instruction to your broker or other securities intermediary, as applicable, to be received before the applicable cut-off date and time.

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Does the JBS S.A. Board of Directors recommend the Dual Listing?

On April 22, 2025, the Board of Directors of JBS S.A. unanimously voted in favor of convening the General Meeting of JBS S.A. to deliberate on the Dual Listing. The Company’s management proposed the approval of the Dual Listing at the General Meeting in the notice documents.

Will I have to pay any brokerage commission for the implementation of the Dual Listing?

You will not have to pay brokerage commissions if your JBS S.A. shares are registered in your name. If your shares are held through a bank, brokerage, or custodian associated with a stock exchange, it is recommended that you consult these institutions to verify if they charge any transaction or service fees in connection with the Incorporation of Shares or any of the other steps of the Dual Listing.

Is there a Right of Withdrawal (direito de recesso)?

No. None of the JBS S.A. Shareholders (including the JBS S.A. ADS Depositary Bank) will have withdrawal rights (direito de recesso) under the Brazilian Corporation Law.

Which communication channels are available to shareholders?

JBS Investor Relations Area:

E-mail: ri@jbs.com.br

Phone: (+55 11) 3144-4146

Bradesco Custody and Financial Services (registrar of JBS shares and depositary of BDRs of JBS N.V.):

E-mail: bcsf.dr@bradesco.com.br

Phone: (+55 11) 3684-4522

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